UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Saratoga Investment Corp.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
80349A 109

(CUSIP Number)
Richard A. Petrocelli
Managing Director
Saratoga Investment Advisors, LLC
535 Madison Avenue
New York, New York 10022
(212) 750-3343

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
July 30, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	80349A 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHRISTIAN L. OBERBECK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		5,523,028

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,578,948

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,523,028

WITH	10	SHARED DISPOSITIVE POWER

		1,578,948

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,101,976 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.49% (See Item 5)

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	80349A 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RICHARD A. PETROCELLI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		328,947

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		328,947

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	328,947 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.23% (See Item 5)

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	80349A 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHARLES G. PHILLIPS IV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		328,947

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		328,947

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	328,947 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.23% (See Item 5)

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	80349A 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN F. MACMURRAY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		36,184

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		36,184

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	36,184 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.13% (See Item 5)

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	80349A 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHARLES P. DURKIN, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		197,368

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		197,368

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	197,368 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.74% (See Item 5)

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	80349A 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN P. BIRKELUND

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		657,895

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		657,895

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	657,895 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.45% (See Item 5)

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	80349A 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SARATOGA INVESTMENT ADVISORS, LLC (I.R.S. Identification No. 27-2235250)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		789,474

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		789,474

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	789,474 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.94% (See Item 5)

14	TYPE OF REPORTING PERSON

	IA

SCHEDULE 13D

CUSIP No.	80349A 109

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CLO Partners LLC (I.R.S. Identification No. 20-5190132)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		789,474

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		789,474

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	789,474 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.94% (See Item 5)

14	TYPE OF REPORTING PERSON

	OO

Item 1.	Security and Issuer
This Schedule 13D (the “Schedule 13D”) is being filed to report the beneficial ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Saratoga Investment Corp., a Maryland corporation (the “Issuer”) by each of the reporting persons named herein (each, individually, a “Reporting Person” and collectively the “Reporting Persons”). The principal executive offices of the Issuer are located at 535 Madison Avenue, New York, NY 10022.

Item 2.	Identity and Background
This Schedule 13D is being filed jointly by the following persons:
(1) Christian L. Oberbeck, a United States citizen, is the President and Chief Executive Officer and a member of the Board of Directors of the Issuer. Mr. Oberbeck is also the Managing Member of Saratoga Investment Advisors, LLC, the external investment adviser to the Issuer, and the Managing Partner of Saratoga Partners, an independent, New York-based merchant banking firm. The principal business and office address for Mr. Oberbeck is 535 Madison Avenue, New York, NY 10022.
(2) Richard A. Petrocelli, a United States citizen, is the Chief Financial Officer, Secretary, Chief Compliance Officer and a member of the Board of Directors of the Issuer. Mr. Petrocelli is also a Managing Director of Saratoga Investment Advisors, LLC and Saratoga Partners. The principal business and office address for Mr. Petrocelli is 535 Madison Avenue, New York, NY 10022.
(3) Charles G. Phillips IV, a United States citizen, is a Managing Director at Saratoga Partners and an investment professional at Saratoga Investment Advisors, LLC. The principal business and office address for Mr. Phillips is 535 Madison Avenue, New York, NY 10022.
(4) John F. MacMurray, a United States citizen, is an investment professional at Saratoga Investment Advisors, LLC and Saratoga Partners. The principal business and office address for Mr. MacMurray is 535 Madison Avenue, New York, NY 10022.
(5) Charles P. Durkin, Jr., a United States citizen, is a Senior Advisor at Saratoga Management Company. The principal business and office address for Mr. Durkin is 535 Madison Avenue, New York, NY 10022.
(6) John P. Birkelund, a United States citizen, is a Senior Advisor at Saratoga Management Company. The principal business and office address for Mr. Birkelund is 535 Madison Avenue, New York, NY 10022.

(7) Saratoga Investment Advisors, LLC, a Delaware limited liability company (“Saratoga”), is registered with the SEC as an investment advisor under the Investment Advisers Act of 1940 and serves as the external investment adviser to the Issuer. The principal business and office address for Saratoga Investment Advisors, LLC is 535 Madison Avenue, 4th Floor, New York, NY 10022.
(8) CLO Partners LLC, a Delaware limited liability company (“CLO”), is wholly owned by Mr. Oberbeck. The principal business and office address for CLO Partners LLC is 630 Lake Avenue, Greenwich, CT 06830.
During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The name, citizenship, present principal occupation or employment of each director and executive officer of Saratoga Investment Advisors, LLC, and CLO Partners LLC is set forth in Schedule A attached hereto. To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of such individuals owns any share of Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration
The funds for the purchase of the shares of Common Stock reported herein (the “Shares”) were derived from the personal funds of each Reporting Person who is a natural person and from the available working capital of Saratoga Investment Advisors, LLC and CLO Partners LLC. A total of $13,150,000.64 was paid to acquire the Shares.

Item 4.	Purpose of Transaction
The Reporting Persons acquired the Shares because they believed that the Shares were undervalued due to poor management of the Issuer and the lack of a refinancing alternative to cure the event of default under the Issuer’s then-existing secured credit facility with Deutsche Bank AG, New York Branch (the “DB Facility”). Through the investment of approximately $14.9 million in the Shares and their ability to find replacement debt financing for Issuer in order to permit it to cure the event of default under the DB Facility, the Reporting Persons were able to cause the Issuer to agree to take the following actions:
•	engage Saratoga Investment Advisors, LLC to act as its external investment adviser and administrator;

•	appoint Messrs. Oberbeck and Petrocelli as its President and Chief Executive Officer, and Chief Financial Officer, Secretary and Chief Compliance Officer, respectively;

•	appoint Messrs. Oberbeck and Petrocelli as members of its Board of Directors to replace two resigning directors who were affiliated with its former external investment adviser and administrator, GSCP (NJ) L.P.; and

•	change its name and ticker symbol from “GSC Investment Corp.” and “GNV” to “Saratoga Investment Corp.” and “SAR,” respectively.
The Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of or sell any or all of the shares of Common Stock held by them at any time.

Item 5.	Interest in Securities of the Issuer
(a) The percentages set forth below and on pages 2 through 9 hereof are based on 26,808,531 shares of Common Stock outstanding, which is the 16,940,109 shares of Common Stock outstanding as of July 7, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on July 15, 2010, together with the sale of 9,868,422 shares of Common Stock sold by the Issuer in connection with the Stock Purchase Agreement described in Item 6 below. The foregoing does not take into account the 10-for-1 reverse stock split of the Issuer’s outstanding Common Stock that the Issuer has recently announced that it will undertake.
By virtue of the manner in which the Reporting Persons acquired the Shares, they may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 and may be deemed to beneficially own 8,651,317 shares of Common Stock, constituting approximately 32.26% of the outstanding shares of Common Stock. However, (i) Messrs. Petrocelli, Phillips, MacMurray, Durkin and Birkelund disclaim beneficial ownership of the Shares beneficially owned by each other, Mr. Oberbeck, Saratoga Investment Advisors, LLC and CLO Partners LLC and (ii) Mr. Oberbeck, Saratoga Investment Advisors, LLC and CLO Partners LLC disclaim beneficial ownership of the Shares beneficially owned by Messrs. Petrocelli, Phillips, MacMurray, Durkin and Birkelund.
(b) (i) Mr. Oberbeck has sole voting and dispositive power with respect to 5,523,028 shares of Common Stock and shared voting and dispositive power with respect to 1,578,948 shares of Common Stock held by Saratoga Investment Advisors, LLC and CLO Partners LLC due to the fact that he is the Managing Member of these entities.
     (ii) Mr. Petrocelli has sole voting and dispositive power with respect to 328,947 shares of Common Stock.
     (iii) Mr. Phillips has sole voting and dispositive power with respect to 328,947 shares of Common Stock.
     (vi) Mr. MacMurray has sole voting and dispositive power with respect to 36,184 shares of Common Stock.
     (v) Mr. Durkin has sole voting and dispositive power with respect to 197,368 shares of Common Stock.
     (vi) Mr. Birkelund has sole voting and dispositive power with respect to 657,895 shares of Common Stock.
(c) Other than the acquisition of the Shares described herein on July 30, 2010, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past 60 days.
(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Saratoga Investment Advisors, LLC and CLO Partners LLC entered into a Stock Purchase Agreement, dated April 14, 2010 (the “Stock Purchase Agreement”), with the Issuer relating to, among other things, the acquisition of the Shares and the matters described Item 4 of this Schedule 13D, including the engagement of Saratoga Investment Advisors, LLC to act as the Issuer’s external investment adviser and administrator; the appointment of Messrs.

Oberbeck and Petrocelli as the Issuer’s President and Chief Executive Officer, and Chief Financial Officer, Secretary and Chief Compliance Officer, respectively; and the appointment of Messrs. Oberbeck and Petrocelli as members of its Board of Directors to replace two resigning directors who were affiliated with its former external investment adviser and administrator, GSCP (NJ) L.P. Immediately prior to the consummation of the stock purchase transaction contemplated by the Stock Purchase Agreement, Messrs. Oberbeck, Petrocelli, Phillips, MacMurray, Durkin and Birkelund executed joinder agreements and became parties to the Stock Purchase Agreement.
Pursuant to the terms of the Stock Purchase Agreement, the Reporting Persons have agreed not transfer one-third of the shares of Common stock acquired by them pursuant to the Stock Purchase Agreement until July 30, 2011.
In connection with the Stock Purchase Agreement, the Reporting Persons entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer, pursuant to which the Issuer granted to the Reporting Persons certain registration rights related to the Shares. Under the Registration Rights Agreement, the Issuer agreed to use its commercially reasonable efforts to prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement for the purpose of registering the resale of the Shares. The Issuer agreed to file the initial registration statement with the SEC within 30 days of the closing of the transaction contemplated by the Stock Purchase Agreement (such date referred to herein as the “Trigger Date”) and to cause such registration statement to be declared effective within 90 days after the Trigger Date. The Issuer is also required to use its reasonable efforts to amend such registration statement or file with the SEC such additional registration statement(s) as necessary to allow the continued registered resale of all of the Shares.
The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

The foregoing description of the Stock Purchase Agreement and the Registration Rights Agreement is qualified in its entirety by reference to the Stock Purchase Agreement and the Registration Rights Agreements, which are filed as Exhibit 2 and Exhibit 3 hereto, respectively, and incorporated by reference herein.
Except as otherwise described in this Schedule 13D, there are no agreements, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits

Exhibit
Number	Description of Exhibit

Exhibit 1	Joint Filing Agreement, dated July 30, 2010

Exhibit 2	Stock Purchase Agreement, dated as of April 14, 2010, GSC Investment Corp., Saratoga Investment Advisors, LLC and CLO Partners LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 4, 2010).

Exhibit 3	Registration Rights Agreement, dated as of July 30, 2010, by and between GSC Investment Corp., GSC CDO III L.L.C., Saratoga Investment Advisors, LLC, CLO Partners LLC and the other signatory parties thereto (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed August 2, 2010).

SIGNATURE
     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 3, 2010

CHRISTIAN L. OBERBECK

By:	/s/ Christian L. Oberbeck

RICHARD A. PETROCELLI

By:	/s/ Richard A. Petrocelli

CHARLES G. PHILLIPS IV

By:	/s/ Charles G. Phillips IV

JOHN F. MACMURRAY

By:	/s/ John F. MacMurray

CHARLES P. DURKIN, JR.

By:	/s/ Charles P. Durkin, Jr.

JOHN P. BIRKELUND

By:	/s/ John P. Birkelund

SARATOGA INVESTMENT ADVISORS, LLC

By:	/s/ Richard A. Petrocelli
Name: Richard A. Petrocelli
Title: Managing Director

CLO PARTNERS LLC

By:	/s/ Christian L. Oberbeck
Name: Christian L. Oberbeck
Title: Managing Member

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF
CERTAIN REPORTING PERSONS
     The following sets forth the name, position and principal occupation of each director and executive officer Saratoga Investment Advisors, LLC and CLO Partners LLC. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 535 Madison Avenue, New York, NY 10022.
SARATOGA INVESTMENT ADVISORS, LLC
Christian L. Oberbeck is the Managing Member of Saratoga Investment Advisors, LLC. Mr. Oberbeck’s principal occupation is serving as President, Chief Executive Officer and a member of the Board of Directors of Saratoga Investment Corp. and as the Managing Partner of Saratoga Partners.
Richard A. Petrocelli is the Managing Director of Saratoga Investment Advisors, LLC. Mr. Petrocelli’s principal occupation is serving as the Chief Financial Officer, Secretary, Chief Compliance Officer and a member of the Board of Directors of Saratoga Investment Corp. and as a Managing Director of Saratoga Partners.
CLO PARTNERS LLC
Christian L. Oberbeck is the Managing Member of CLO Partners LLC. Mr. Oberbeck’s principal occupation is serving as President, Chief Executive Officer and a member of the Board of Directors of Saratoga Investment Corp. and as the Managing Partner of Saratoga Partners.